U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25


                           NOTIFICATION OF LATE FILING

SEC FILE NUMBER:  333-60855                           CUSIP NUMBER:

(Check One):

[X] Form 10-K and Form 10-KSB    [ ] Form 20-F    [ ] Form 11-K
[ ] Form 10-Q and Form 10-QSB  [ ] Form N-SAR

         For Period Ended: December 31, 1998


         [ ] Transition Report on Form 10-K

         [ ] Transition Report on Form 20-F

         [ ] Transition Report on Form 11-K

         [ ] Transition Report on Form 10-Q

         [ ] Transition Report on Form N-SAR


         For the Transition Period Ended:

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A




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Part I--Registrant Information

Full Name of Registrant:  AMM Holdings, Inc. (the "Company")

Address of Principal Executive Office:

         Tyson Place, Suite 200, 2607 Kingston Pike, Knoxville, TN  37919-2048


Part II--Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III--Narrative

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or portion thereof could not be filed within the prescribed period.

         The Company became a reporting company in 1998 and will file its first Annual Report on Form 10-K for fiscal year 1998. The Company is a holding company and does not have any material operations or assets other than ownership, indirectly, of all of the capital stock of Moll Industries, Inc. ("Moll"), which is concurrently filing a Form 12(b)-25. In fiscal 1998, Moll, formerly known as Anchor Advanced Products, Inc., completed a number of acquisitions, including certain acquisitions in several foreign countries, as well as a merger and restructuring, the result of which have been significant accounting reporting burdens. Certain unanticipated difficulties have arisen in obtaining financial disclosure numbers and information from certain of Moll's foreign subsidiaries which can not be obtained without unreasonable effort or expense.

Part IV--Other Information

         (1) Name and telephone number of person to contact in regard to this notification

         Andrea M. Cezeaux
         Choate, Hall & Stewart
         (617) 248-2128

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company


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Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes   [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X ] Yes   [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:

         As noted above, the Company became a reporting company in 1998 and will file its first Annual Report on Form 10-K for fiscal year 1998 based on the financial statements of its indirectly held operating subsidiary, Moll. Moll's operations for the fiscal year ended December 31, 1998 were materially impacted by the following events: acquisition of the Hanning Companies, acquisition of Somomeca Industries S.A.R.L. and its subsidiaries, acquisition of Gemini Plastic Services, Inc., sale of 10 1/2 Senior Subordinated Notes due 2008 and the acquisition of Anchor Advanced Products, Inc. by Mr. George Votis, and the subsequent restructuring of Moll.

                                                AMM HOLDINGS, INC.

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  March 31, 1999                           AMM HOLDINGS, INC.


                                                By:  /s/ Phyllis C. Best
                                                     ---------------------------
                                                     Phyllis C. Best
                                                     Chief Financial Officer


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